FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

General Ordinary and Extraordinary

Shareholders Meeting - Agenda

BANCO BBVA ARGENTINA S.A.

The Shareholders of Banco BBVA Argentina S.A., are hereby convened to the General Ordinary and Extraordinary Meeting to be held on April 29, 2022, at 10 a.m., on first call, and on the same date at 11.00 a.m., on second call, if the quorum is not achieved on first call, except in respect of Item 4 of the Agenda.

If the necessary quorum is not achieved to hold an Extraordinary Meeting to deal with Item 4 of the Agenda, such meeting shall be convened in relation to the same effects, on second call subsequently.

The Meeting shall be held in a mixed manner admitting participation in person and at a distance, remotely, according the provisions of Section 22 of the corporate By-Laws, and in accordance with the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) General Resolution 830/2020, as applicable. As an on-site Meeting, it will be held in Av. Córdoba 111, 21th. floor, Autonomous City of Buenos Aires, which is not its registered office. The Meeting shall deal with the following

Agenda:

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice- Chairman of the Board.
2)	Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 147 ended on December 31, 2021.
3)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 147 ended on December 31, 2021.
4)	Consideration of the results of the corporate Fiscal Year 147 ended on December 31, 2021. Treatment of the Retained Results as of December 31, 2021, in the amount of AR$ 19,670,668,503.87. It is proposed to apply: a) AR$ 3,934,133,700.77 to Legal Reserve; and b) AR$ 15,736,534,803.10 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.
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5)	Regarding the dividend approved by the General Ordinary and Extraordinary Shareholders Meeting dated May 15, 2020 and April 20, 2021, in Item 6 of their respective agendas and approved by the General Extraordinary Shareholders Meeting dated November 20, 2020 and November 3, 2021, in Items 3 and 2 of their respective agendas, consideration that it be made available to shareholders not only in cash as decided at those Meetings, but also, only at the request of non-resident shareholders, in securities. Delegation to the Board of the powers to determine the timing, manner, terms, securities to be delivered (if applicable) and other terms and conditions of payment of dividends to shareholders.
6)	Consideration of the Board remuneration corresponding to the Fiscal Year 147, ended on December 31, 2021.
7)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 147, ended on December 31, 2021.
8)	Determination of the number of members of the Board of Directors.
9)	Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.
10)	Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.
11)	Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 147, ended on 31 December 2021.
12)	Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2022.
13)	Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

Notes:

(1) According to the provisions of Section 22 of the corporate By-Laws, the Meeting shall be held in a mixed manner, for which each Shareholder may choose to participate in person or to participate remotely. No shareholder may participate simultaneously in person and remotely.

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(2) Remote participation in the Meeting shall be through the WebEx platform, the video conferences and virtual meetings system provided by Cisco, which enables: (i) access to the Meeting of all the remote participants (including shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee, External Auditor, controlling authoritiesʾ representatives and collaborators ); (ii) simultaneous transmission of sound and images and speeches of the participant ts; (iii) the shareholders may participate with voice and issue their votes in oral form and/or electronically (with audio and image) during the holding of the Meeting and (iv) recording of the Meeting in digital form and keeping a digital copy support. The WebEx platform may be accessed through the link sent by the Company, together with the instructions for the access and development of the meeting to the shareholders who communicate their remote attendance to the meeting.

(3) Shareholders wishing to attend the Meeting (both in persona and remotely) must inform the Company before 6 p.m. on April 25, 2022 by e-mail to investorelations-arg@bbva.com, At. Inés Lanusse.

In said e-mail:

(a)	A certificate of the book-entry shares account in digital format must be attached. It will be issued, for that purpose, by Caja de Valores S.A. which is in charge of the Company book entry shares and domiciled at 25 de Mayo 362, Autonomous City of Buenos Aires. All of this to prove the shareholder status and comply with Section 238 of the General Companies Law;

(b)	The following details of the owner of the shares must be reported: full name and surname or company name; type and number of identity card of natural persons or registration date of legal persons with an express indication of the register where they are registered and their jurisdiction; and address with indication of their character. The same data shall also be provided in respect of those who attend the Meeting as the shareholdersʾ representative;

(c)	In case the Shareholder is a foreign company, the following must be attached in digital format: (1) the documentation accrediting the registration with the corresponding Public
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Register; under Section 118 or 123 of the General Companies Law as a Foreign Company and its legal representative details; and (2) to inform: (i) the final beneficiaries holding the shares that make up the share capital of the foreign company; and (ii) the number of shares they will vote on; and

(d)	if the Shareholder wishes to attend the Meeting (both in person and remotely) through proxies or other representatives, the corresponding enabling instrument must be attached in digital format, duly authenticated;

(4) The acknowledgement of receipt sent from the investorelations-arg@bbva.com address to the email address from which each shareholder communicated their attendance will serve as sufficient proof for accreditation in the Meeting.

(5) Unless another email address is indicated, the link to participate in the Meeting remotely will be sent to the email address from which each shareholder communicated their attendance. The link will be sent to all shareholders who have met the requirements to attend the Meeting. However, the Shareholder may choose to attend the Meeting in person.

(6) At the opening of the Meeting each of the remote participants must prove their identity and indicate where they are.

(7) The members of the Supervisory Committee who participate in the Meeting shall verify compliance with the legal and statutory requirements.

Jorge Delfín Luna, Banco BBVA Argentina S.A. Vice President-in-Office has been appointed in such capacity by the General Ordinary and Extraordinary Shareholders Meeting dated May 15, 2020 and Board meeting dated April 20, 2021.

Jorge Delfín Luna - Vice President-in-Office

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo Title: Chief Financial Officer

Date: March 15th 2022